Filed by Primo Water Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-9

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Commission File No: 001-34850

On January 14, 2020, Primo Water Corporation provided the following description of equity award treatment in connection with the proposed merger with Cott Corporation to its employees:

Primo Water Corporation Shares

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Primo Water Corporation (“Company” or “Primo Water”) shares that are received prior to the Company’s acquisition (“Acquisition”) by Cott Corporation (“Cott”) will be purchased by Cott Corporation (“Cott”)

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These shares include Primo Water shares held in brokerage received pursuant to Primo Water restricted stock units (“RSUs”) that vested in the past or that will vest prior to the Acquisition, vested Primo Water options that are exercised prior to the Acquisition, and shares purchased under the Primo Water ESPP for purchase periods that have already ended

•	The holder will elect the form of his or her payment from Cott (cash, Cott shares, or a combination of cash/Cott shares, subject to mandatory proration under certain circumstances )

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The remainder of this presentation covers the treatment of Primo Water RSUs and options that are outstanding at the time of the Acquisition, and the treatment of accumulated payroll deductions during the current offering period in the Primo Water ESPP

This is not an analysis of your individual position and it is not financial or tax advice. Please consult an advisor to understand your individual financial and tax position, which may vary based on your individual facts and circumstances.

Unvested RSUs

•	Unvested Primo Water RSUs outstanding at the time of the Acquisition will be cancelled in exchange for an approximately economically equivalent number of Cott RSUs

•	Because the price of a Primo Water share and the price of a Cott share are not the same, each Primo Water RSU will convert to 1.0229 Cott RSUs

•	Cott RSUs received in exchange for Primo Water RSUs will have the same vesting schedule

•	Example (for illustration purposes only):

•	1,000 unvested Primo Water RSUs are cancelled in exchange for 1,022 unvested Cott RSUs (1,000 Primo Water RSUs multiplied by 1.0229, rounded down to the nearest whole share)

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If the cancelled 1,000 unvested Primo Water RSUs were scheduled to vest 50% on 1/1/2021 and 50% on 1/1/2022, the 1,022 unvested Cott RSUs received in exchange will vest 50% on 1/1/2021 and 50% on 1/1/2022

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Upon a subsequent termination of employment by the Company without “cause” or by the award holder for “good reason”, each as defined in the Company’s severance policy, unvested Cott RSUs received in exchange for unvested Primo Water RSUs will accelerate vesting, subject to the terms and conditions of the Company’s severance policy

This is not an analysis of your individual position and it is not financial or tax advice. Please consult an advisor to understand your individual financial and tax position, which may vary based on your individual facts and circumstances.

Vested Options

•	Each vested stock option outstanding at the time of the Acquisition with a per share exercise price below $14 will convert to Primo Water shares

•	From those Primo Water shares, the Company will withhold a number of Primo Water shares to cover tax withholdings and the aggregate exercise price of the vested Primo Water option

•	The remaining Primo Water shares will be purchased by Cott

•	The award holder will elect the form of his or her payment from Cott (cash, Cott shares, or a combination of cash/Cott shares, subject to mandatory proration under certain circumstances)

•	Example (for illustration purposes only):

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An option that is $14,000 “in-the-money” (i.e., aggregate value of the covered Primo Water shares based on the sale price to Cott minus the aggregate exercise price = $14,000) converts to $14,000 of Primo Water shares

•	Since a Primo Water share price is $14 in the sale to Cott, the vested option converts to 1,000 Primo Water shares ($14,000 divided by $14)

•	Company withholds 400 Primo Water shares to cover tax withholdings and the aggregate exercise price of the vested option

•	The remaining 600 Primo Water shares are purchased by Cott

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At the award holder’s election, Cott pays cash for 600 Primo Water shares (the award holder could have elected, instead, to receive his or her payment in the form of Cott shares or a combination of cash/Cott shares)

•	Each vested stock option outstanding at the time of the Acquisition with a per share exercise price at or above $14 will be cancelled for $0

This is not an analysis of your individual position and it is not financial or tax advice. Please consult an advisor to understand your individual financial and tax position, which may vary based on your individual facts and circumstances.

Unvested Stock Options

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Unvested Primo Water options outstanding at the time of the Acquisition, regardless of their per share exercise price, will be cancelled in exchange for an approximately economically equivalent number of Cott options

•	Cott options received in exchange for Primo Water options will have the same vesting schedule

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Because the price of a Primo Water share and the price of a Cott share are not the same, an unvested Cott option received in exchange for an unvested Primo Water option will not have the same exercise price and will not cover the same number of shares as the cancelled unvested Primo Water option

•	Specifically:

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The number of Cott shares covered by the new unvested Cott option will equal the number of Primo Water shares covered by the cancelled unvested Primo Water option multiplied by 1.0229, rounded down to the nearest whole shares

•	The exercise price of the new unvested Cott option will equal the exercise price of the cancelled unvested Primo Water option divided by 1.0229, rounded up to the nearest whole cent

•	This conversion will yield an unvested Cott option that is approximately economically equivalent to the unvested Primo Water option

•	Example (for illustration purposes only):

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Pursuant to the formula above, an unvested Primo Water option covering 2,000 shares, with a per share exercise price of $7.50, would be canceled in exchange for an unvested Cott option covering 2,045 Cott shares (2,000 times 1.0229, rounded down to the nearest whole share), with a per share exercise price of $7.34 ($7.50 divided by 1.0229, rounded up to the nearest whole cent)

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Upon a subsequent termination of employment by the Company without “cause” or by the award holder for “good reason”, each as defined in the Company’s severance policy, unvested Cott options received in exchange for unvested Primo Water options will accelerate vesting, subject to the terms and conditions of the Company’s severance policy

This is not an analysis of your individual position and it is not financial or tax advice. Please consult an advisor to understand your individual financial and tax position, which may vary based on your individual facts and circumstances.

ESPP

•	The current offering period will not last 6 months; instead, it will be shortened and will expire prior to the Acquisition

•	When the current offering period expires early, accumulated payroll deductions (through the early expiration date) will be used to purchase Primo Water shares

•	At the time of the sale to Cott, those Primo Water shares will be purchased by Cott

•	The award holder will elect the form of his or her payment from Cott (cash, Cott shares, or a combination of cash/Cott shares, subject to mandatory proration under certain circumstances )

•	Example (for illustration purposes only):

•	Employee accumulates $1,432.50 in his or her ESPP account prior to the end of the current shortened offering period

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At the end of the current shortened offering period, $1,432.50 is used to purchase 150 Primo Water shares, at $9.55 per share, which is a 15% discount to the $11.23 closing price of a Primo Water share on December 31, 2019 ($1,432.50 divided by $9.55 = 150)

•	Those 150 Primo Water shares are purchased by Cott

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At the award holder’s election, Cott pays cash for 150 Primo Water shares (the award holder could have elected, instead, to receive his or her payment in the form of Cott shares or a combination of cash/Cott shares)

This is not an analysis of your individual position and it is not financial or tax advice. Please consult an advisor to understand your individual financial and tax position, which may vary based on your individual facts and circumstances.

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Safe Harbor Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.